Office of the Corporate Secretary	7550 Ogden Dale Road SE Calgary Alberta Canada T2C 4X9	T 403 319 6171 (Calgary) T 416 297 3164 (Toronto) F 403 319 6770 ocs@cpr.ca

April 3, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Acceleration Request for Canadian Pacific Railway

Limited and Canadian Pacific Railway Company

Registration Statement on Form F-4

(File Nos. 333-270686, 333-270686-01)

To Whom It May Concern:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Canadian Pacific Railway Limited and Canadian Pacific Railway Company (together, the “Registrants”) hereby respectfully request that the effective date of the above-captioned Registration Statement on Form F-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective as of 4:15 p.m. New York time on April 5, 2023, or as soon as thereafter practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Alan J. Fishman at Sullivan & Cromwell LLP via telephone at (212) 558-4113 or via e-mail at fishmana@sullcrom.com.

Sincerely,

Canadian Pacific Railway Limited Canadian Pacific Railway Company

/s/ Nizam Hasham
Name:	Nizam Hasham
Title:	Assistant Corporate Secretary

cc:	Ari B. Blaut

Catherine M. Clarkin

Alan J. Fishman

(Sullivan & Cromwell LLP)